UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On January 30, 2023, CN Energy Group. Inc., a company incorporated under the laws of the British Virgin Islands (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment public offering (the “Offering”) (i) 10,396,974 units, each consisting of one Class A ordinary share, no par value (collectively, the “Class A ordinary shares”) and one warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.55 per share (collectively, the “warrants”), at an offering price of $0.55 per unit; and (ii) 7,786,300 units, each consisting of one pre-funded warrant, each exercisable to purchase one Class A ordinary share at an exercise price of $0.0001 per share (collectively, the “Pre-funded Warrants”), and one warrant, at an offering price of $0.5499 per unit (together with the Class A ordinary shares and the warrants, the “Offered Securities”), to those purchasers whose purchase of Class A ordinary shares in the Offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares immediately following the consummation of the Offering. In addition, the Company has granted the Underwriter in the Offering a 45-day option to purchase up to an additional 2,727,491 Class A ordinary shares and/or 2,727,491 warrants at the public offering price, less underwriting discounts, to cover over-allotments in connection with the offering. The components of the units were issued separately and are immediately separable upon issuance. The Company expects to receive approximately $10 million in gross proceeds from the Offering, before deducting underwriting discounts and other related offering expenses.

The Pre-funded Warrants are exercisable immediately (subject to the beneficial ownership cap) and may be exercised at any time in perpetuity until all of the Pre-funded Warrants are exercised in full. The warrants are exercisable immediately and expire five years after their issuance date.

The Company issued press releases on January 27, 2023 to announce the proposed offering, on January 30, 2023 in connection with the pricing of the Offering, and on February 1, 2023 in connection with the closing of the Offering. Copy of all press releases are furnished herewith as Exhibit 99.1, Exhibit 99.2, and Exhibit 99.3, respectively.

The Offered Securities were offered under the Company’s registration statement on Form F-3 (File No. 333-264579), initially filed with the U.S. Securities and Exchange Commission on April 29, 2022 and was declared effective on June 13, 2022 (the “Registration Statement”). A prospectus supplement to the Registration Statement in connection with the Offering was filed with the U.S. Securities and Exchange Commission on January 31, 2023.

The foregoing description of the Underwriting Agreement, warrant, and Pre-funded Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, warrant, and Pre-funded Warrant copies of which are attached hereto as Exhibits 1.1, 4.1, and 4.2, respectively. A copy of the opinion of Carey Olsen Singapore LLP, as special counsel in the British Virgin Islands to the Company, regarding the legality of the issuance and sale of Offered Securities is attached hereto as Exhibit 5.1.

This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This current report on form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-264579).

Exhibits

Exhibit No.	Description

1.1	Underwriting Agreement by and between CN Energy Group. Inc. and Aegis Capital Corp., dated January 30, 2023
4.1	Form of Warrant
4.2	Form of Pre-funded Warrant
5.1	Opinion of Carey Olsen Singapore LLP
23.1	Consent of Carey Olsen Singapore LLP (included in Exhibit 5.1)
99.1	Press Release – CNEY Announces Proposed Underwritten Public Offering of Securities
99.2	Press Release – CNEY Announces Pricing of $10 Million Underwritten Public Offering
99.3	Press Release – CN Energy Group. Inc. Announces Closing of $10 Million Underwritten Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 1, 2023

CN Energy Group. Inc.

By:	/s/ Kangbin Zheng
Name:	Kangbin Zheng
Title:	Chief Executive Officer

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